EXHIBIT 3.100

READ CAREFULLY THE INSTRUCTIONS

AGREEMENT OF INCORPORATION

(See Arts. 2-9, both incl., of c. 31, also c. 33, Code, for previsions regarding certain corporations.)

I. The undersigned agree to become a corporation by the name of (1)

LAXARE, INC.

(1) The name of the corporation shall contain one of the words “association,” “company,” “corporation,” “club,” “incorporated,” “society,” “union,” or “syndicate,” or one of the abbreviations, “co.” or “inc.”; but no name shall be assumed already in use by another existing corporation of this State, or by a foreign corporation lawfully doing business in this State, or so similar thereto, in the opinion of the Secretary of State, as to lead to confusion.

II. The principal Office or Place of Business of said Corporation will be located at (1) No. U.S. Rt. 19 Professional Park Street, in the city (2) of Beckley in county of Raleigh and State of West Virginia. Its chief works will be located (3) in Professional Park, Beckley, West Virginia.

(1) Insert number and name of street, if in a city having street numbers, if not, strike out.

(2) Erase the word “city,” “town” or “village,” leaving the one required.

(3) Give location of chief works; if at the same place as principal office or place of business, say “Its chief works will be located at the same place.” If there be no chief works, say “Said corporation will have no chief works.” If chief works are in West Virginia, give name of magisterial district and county in which they are or will be located. In case of oil well, gas well, or prospecting companies, and other like companies, where the chief works will be shifting, and in cases of companies that will have chief works, or works at different points in this State, say “chief works will be located in                      district, in                      county, State of West Virginia and elsewhere in said State.” If chief works are not to be in West Virginia, then it is only necessary to give the name of the State or county in which they will be located.

II. The objects for which this Corporation is formed are as follows:

To acquire by purchase, lease, land contracts or otherwise lands and any types of interest in lands and to own, hold, improve, develop and manage any real estate so acquired; and to erect or cause to be erected on any lands owned, held, or occupied by the corporation, buildings or other structures with their appurtenances and to manage, operate, lease, rebuild, enlarge or alter any buildings or other structures now or hereafter erected on any lands so owned, held, or occupied by the corporation and to sell, lease or otherwise convey any interest in lands or buildings acquired and to hold for investment or otherwise use or operate real estate of all kinds, improved or unimproved or any interest in real estate of any kind.

To acquire by purchase, lease or otherwise equipment of all types; to maintain and use such equipment; to lease or sell equipment or any interest therein.

To carry on the business of procuring, acquiring, buying, and selling timber and dealing in the products of timber or wood and to acquire, hold and use any and all leases, licenses, easements, rights, grants and such real and personal property necessary or required for such purposes.

To acquire by subscription, purchase, or otherwise, to hold for investment or for resale, to sell, pledge, hypothecate, and in all ways deal with stocks, scrip, bonds, consuls, debentures, mortgages, notes, trust receipts, certificates of indebtedness, and other obligations, and securities of the corporation, private or public, to collect the interest and dividends on its holdings and the principal thereof when due; to do all things suitable and proper for the protection, conservation, or enhancement of the value of stock, securities, evidences of indebtedness, or other properties held by it including the exercise of the right to vote thereon; to bid upon the purchase at foreclosure or at other sales public or private, real property and rights and interest therein of all kinds; to purchase, acquire, hold and dispose of the stocks and bonds or other evidences of indebtedness of any corporation, domestic or foreign and issue in exchange therefor its stocks and bonds and other obligations.

To enter into and make all necessary contracts for its business with any person, entity, partnership, association, corporation, domestic or foreign, or of any political or administrative governmental subdivision or department, and to perform and carry out, assign, cancel, or rescind any such contracts; to do everything necessary, proper, advisable, or convenient for the accomplishment of the purposes of the attainment of any of the objects or the furtherance of any of the objects herein set forth either alone or associated with others and incidental to or pertaining to or growing out of or connected with its business or powers provided the same be not inconsistent with the laws of the State of West Virginia.

The affairs and management of the business of this corporation shall be conducted by a board of directors whose number, term of office, qualifications shall be determined by its by-laws or any amendment thereto as provided by the by-laws. Each share of stock shall be entitled to one vote per share in all elections of directors of the corporation pursuant to Sec. 66, Art. 1, Ch. 31 of the West Virginia Code.

IV. The amount of the total authorized capital stock of said corporation shall be Five Thousand dollars, which shall be divided into 5,000 shares of the par value of One ($1.00) dollars each.

The amount of capital stock with which it will commence business is One Thousand Dollars ($1,000.00) being One Thousand (1,000) shares One Dollars ($1.00) each.

V. The names and post office addresses of the incorporators and the number of shares of stock subscribed for by each are as follows:

NAME (5)	P.O. ADDRESS (6)	No. of Shares Common Stock	No. of Shares Preferred Stock	Total No. of Shares
James C. Higgins	Professional Park, Beckley, W. Va.	499		499
John H. Gorman	Professional Park, Beckley, W. Va.	499		499
Bonnie J. Wood	Professional Park, Beckley, W. Va.	2		2

VI. The existence of this corporation is to be perpetual.

VII. For any additional provisions desired and which are authorized by law, see art. 1, c. 31, Code. Also set forth number of acres of land desired to be held in West Virginia, if such number be above 10,000 acres, pursuant to § 75, art. 12, c. 11, Code. If more space is required, add one or more sheets of paper this size.

WE, THE UNDERSIGNED, for the purpose of forming a Corporation under the laws of the State of West Virginia do make and file this Agreement; and we have accordingly hereunto set our respective hands this 28th day of April, 1966.